SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Eros International PLC
(Name of Issuer)

Class A Ordinary Shares, par value £0.30 per share
(Title of Class of Securities)

G3788M114
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3788M114	13G/A	Page 1 of 12 Pages

1	NAME OF REPORTING PERSON IBIS Global Media Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 128,039
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 128,039
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G3788M114	13G/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON IBIS Global Media Fund II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 335,750
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 335,750
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G3788M114	13G/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON IBIS Capital Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,243,446
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,243,446
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243,446
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. G3788M114	13G/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Peter Wilton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,243,446
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,243,446
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243,446
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G3788M114	13G/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON David Forster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,243,446
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,243,446
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243,446
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G3788M114	13G/A	Page 6 of 12 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is EROS International PLC (the "Company")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 550 County Avenue, Secaucus, New Jersey 07094.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

i.	IBIS Global Media Fund, a Cayman Islands company ("IGMF"), with respect to the shares of Class A Ordinary Shares directly held by it;
ii.	IBIS Global Media Fund II, a Cayman Islands company ("IGMF II"), with respect to the shares of Class A Ordinary Shares directly held by it;
iii.	IBIS Capital Partners LLP, an English limited liability partnership ("IBIS"), which serves as the investment manager to IGMF and IGMF II, with respect to the shares of Class A Ordinary Shares directly held by IGMF, IGMF II and certain managed accounts;
iv.	Peter Wilton with respect to the shares of Class A Ordinary Shares directly held by IGMF, IGMF II and certain managed accounts of IBIS; and
v.	David Forster with respect to the shares of Class A Ordinary Shares directly held by IGMF, IGMF II and certain managed accounts of IBIS.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Ordinary Shares reported herein

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of IBIS, Peter Wilton and David Forster is 22 Soho Square, London, W1D4NS. The address of the business office of IGMF and IGMF II is PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

CUSIP No. G3788M114	13G/A	Page 7 of 12 Pages

Item 2(c).	CITIZENSHIP

IGMF is a company organized under the laws of the Cayman Islands.
IGMF II is a company organized under the laws of the Cayman Islands.
IBIS is a limited liability partnership organized under the laws of England.
Peter Wilton is a British citizen.
David Forster is a British citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A Ordinary Shares, par value £0.30 per share (the " Class A Ordinary Shares ")

Item 2(e).	CUSIP NUMBER

G3788M114

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. G3788M114	13G/A	Page 8 of 12 Pages

Item 4.	OWNERSHIP

A.	IGMF
(a)	Amount beneficially owned: 128,039
(b)	Percent of class: 0.4%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 128,039
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition of: 128,039

B.	IGMF II
(a)	Amount beneficially owned: 335,750
(b)	Percent of class: 1.1%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 335,750
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition of: 335,750

C.	IBIS
(a)	Amount beneficially owned: 1,243,446
(b)	Percent of class: 4.1%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 1,243,446
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 1,243,446

D.	Peter Wilton
(a)	Amount beneficially owned: 1,243,446
(b)	Percent of class: 4.1%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 1,243,446
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 1,243,446

E.	David Forster
(a)	Amount beneficially owned: 1,243,446
(b)	Percent of class: 4.1%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 1,243,446
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 1,243,446

Ownership as of December 31, 2014. The percentage calculations used herein are based on 30,342,785 Class A Ordinary Shares reported as outstanding as of September 30, 2014 in the Company's Form 6-K dated and filed with the Securities and Exchange Commission on November 12, 2014.

CUSIP No. G3788M114	13G/A	Page 9 of 12 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

N/A

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

Item 9.	NOTICE OF DISSOLUTION OF GROUP

N/A

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G3788M114	13G/A	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 17, 2015

IBIS Global Media Fund

By:	IBIS Capital Partners LLP, as its Investment Manager

By:	/s/ Peter Wilton
Name:	Peter Wilton
Title:	Authorized Person

IBIS Global Media Fund II

By:	IBIS Capital Partners LLP, as its Investment Manager

By:	/s/ Peter Wilton
Name:	Peter Wilton
Title:	Authorized Person

IBIS CAPITAL PARTNERS LLP

By:	/s/ Peter Wilton
Name:	Peter Wilton
Title:	Authorized Person

PETER WILTON
/s/ Peter Wilton

DAVID FORSTER
/s/ David Forster